Exhibit 99.2

SCAN TO
VIEW MATERIALS & VOTE

SAGTEC GLOBAL LIMITED
NO 43-2, JALAN BESAR KEPONG
PEKAN KEPONG, 52100 KUALA LUMPUR

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V79227-S21257

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

SAGTEC GLOBAL LIMITED

The Board of Directors recommends you vote "FOR" the following proposals:

	For	Against	Abstain
1. In order to approve a dual-class share structure (the “Dual-Class Share Structure”), to consider and vote the approval of the amendment and restatement of the Company's amended and restated memorandum and articles of association in the form annexed to this Notice, which include (among other things) a dual class share structure and the creation of two new classes of shares, being A ordinary shares of no par value ("Class A Ordinary Shares") and B ordinary shares of no par value ("Class B Ordinary Shares"), which rank pari passu as to distributions (including on a liquidation) and provide for enhanced voting rights at a rate of twenty-to-one in favour of the Class B Ordinary Shares.	☐	☐	☐
2. Subject to Proposal One being passed, to consider and vote upon the approval of the following share redesignations:	☐	☐	☐
2a. that 2,000,000 Ordinary Shares registered in the name of Ng Chen Lok shall be redesignated as Class B Ordinary Shares; and			
2b. the remaining Ordinary Shares in issue shall be redesignated as Class A Ordinary Shares.			
3. To consider and vote upon an ordinary resolution to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One and Proposal Two.	☐	☐	☐

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Extraordinary General Meeting, or any adjournment or postponement thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: The Notice of Meeting is available at www.proxyvote.com. V79228 - S21257 Sagtec Global Limited No 43 - 2, Jalan Besar Kepong, Pekan Kepong, 52100 Kuala Lumpur PROXY Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting of Shareholders on September 30, 2025, at 10:00 A.M., Malaysian Standard Time (September 29, 2025, at 10:00 P.M., Eastern Time) The undersigned hereby appoints Mr . Ng Chen Lok as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Sagtec Global Limited, which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders and any adjournments or postponements thereof, as designated below . If no designation is made, the proxy, when properly executed, will be voted “FOR” each of the resolutions in Items 1 , 2 and 3 . Continued and to be signed on reverse side